

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2011

Barbra E. Kocsis
Chief Financial Officer
Man AHL FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, New York 10080

> **Re: Man AHL FuturesAccess LLC**
> **Amendment No.1 to Registration Statement on**
> **Form 10-12G**
> **Filed January 31, 2011**
> **File No. 000-54140**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Plan of Operation, page 1

1.   We note the revised disclosure on page 2 in response to comment 5 of our letter dated November 2, 2010. Please elaborate further on your margin deposits. Discuss how the amount of "initial margin" and "maintenance margin" levels are determined. Clarify whether your exposure and liability would be limited to the amount placed on margin.

Markets Traded, page 9

2.   We note your response to comment 7 referring to your response to comment 6. It is not clear if your referenced response means that you will not disclose the exchanges and markets where you will engage in trading. Please clarify.

Recent Sales of Unregistered Securities, page 30

3.   Based on your response to comment 10, it appears that you relied on Section 4(2) of the Securities Act of 1933 instead of the safe harbor pursuant to that section. As such, please provide the disclosure required by Item 701 of Regulation S-K for the August 1, 2010 sale.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Offering Costs

4.   As disclosed on page 15, you amortize organizational and initial offering costs over a 12-month period for financial reporting purposes.   Please note that organizational costs should be charged to expense as they are incurred in accordance to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.   Please clarify and revise your note disclosures to include your accounting policy for organizational and offering costs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        Duc Dang
                                        Attorney Advisor

cc: Mark Borrelli, Esq.
        via facsimile at (312) 853-7036